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JEREMY SENDEROWICZ

jeremy.senderowicz@dechert.com +1 212 641 5669 Direct +1 212 698 3599 Fax

September 11, 2015

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	DBX ETF Trust

Securities Act File No. 333-170122

Post-Effective Amendment No. 297

Investment Company Act File No. 811-22487

Amendment No. 299

Dear Sir or Madam:

In connection with the filing of Post-Effective Amendment No. 297 to this Fund’s Registration Statement on Form N-1A, we hereby represent, pursuant to Rule 485(b), that the said Post-Effective Amendment No. 297 filed pursuant to Rule 485(b) under the Securities Act of 1933 does not contain any disclosures which would render it ineligible to become effective pursuant to said Rule 485(b).

Very truly yours,

/s/ Jeremy Senderowicz

Jeremy Senderowicz